Exhibit 99.2

SUMMARY OF CIMAREX ENERGY CO. AMENDED AND RESTATED 2019 EQUITY INCENTIVE PLAN

The following is a summary of the Cimarex Energy Co. Amended and Restated 2019 Equity Incentive Plan (the “Amended 2019 Plan”), an omnibus equity incentive plan that amended our existing 2019 Equity Incentive Plan (the “2019 Plan”). The Amended 2019 Plan was approved by the Board of Directors of Cimarex on February 17, 2021 and by the shareholders of Cimarex on May 12, 2021.

The key features of the Amended 2019 Plan include the following:

▪	A reserve of 6,900,000 new shares of our common stock that may be issued pursuant to awards under the Amended 2019 Plan. In addition, shares available for issuance under the 2019 Plan were transferred over to and made available for issuance under the Amended 2019 Plan, as will shares that become available as a result of forfeitures of awards made under the 2014 Plan and 2019 Plan. As a result, as of May 12, 2021, a total of 8,720,723 shares were available under the Amended 2019 Plan;

▪	Fungible share design pursuant to which awards other than options and stock appreciation rights are counted against the share reserve at a rate of 2.38 shares per every share delivered under a full value award, and shares delivered pursuant to options and stock appreciation rights are counted against the share reserve on a 1:1 basis;

▪	A term that expires on February 17, 2031;

▪	Permitted awards include, but are not limited to, options, stock appreciation rights (sometimes referred to as “SARs”), restricted stock, restricted stock units (sometimes referred to as “RSUs”), performance stock units (sometimes referred to as “PSUs”), and other cash and stock-based awards;

▪	No direct or indirect repricing of options or stock appreciation rights without shareholder approval;

▪	Stringent share recycling provisions that prohibit recycling of shares used as consideration for tax withholding or as consideration for option exercises, along with full counting of all shares subject to stock-settled stock appreciation rights;

▪	A minimum one-year vesting schedule on all awards types under the Amended 2019 Plan (applicable to at least 95% of the shares authorized for issuance so that up to 5% of the authorized shares may be issued pursuant to exceptions to the minimum one-year vesting); and

▪	Dividends and dividend equivalents on performance-based awards are accrued and paid only if related awards become vested; and

▪	No excise tax gross ups on equity awards.

Description of the Amended 2019 Plan

The following summary of material terms of the Amended 2019 Plan does not purport to be complete and is subject to and qualified in its entirety by the actual terms of the Amended 2019 Plan. A copy of the Amended 2019 Plan is provided as Appendix A to this summary.

▪	Purpose of the Amended 2019 Plan

The purpose of the Amended 2019 Plan is to promote the success of the Company and the interests of its shareholders by providing an additional means for the Company to attract, motivate, retain and reward directors, officers, employees and other eligible persons (including certain consultants and advisors).

The Board or one or more committees consisting of directors appointed by the Board will administer the Amended 2019 Plan. The Board intends to delegate general administrative authority for the Amended 2019 Plan to the Compensation Committee, which is comprised of directors who qualify as independent under the rules promulgated by the SEC and NYSE. Except where prohibited by applicable law, a committee may delegate some or all of its authority with respect to the Amended 2019 Plan to another committee of directors or to one or more officers of the Company. For purposes of Rule 16b-3 of the Exchange Act, the rules of the NYSE and for grants to non-employee directors, the Amended 2019 Plan must be administered by a committee consisting solely of two or more independent directors. The appropriate acting body, be it the Board, a committee within its delegated authority, or an officer within his or her delegated authority, is referred to in this section as the Administrator.

The Administrator has broad authority under the Amended 2019 Plan with respect to award grants including, without limitation, the authority:

▪	To select participants and determine the type(s) of award(s) that they are to receive;

▪	To determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

▪	To cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents, and subject to the repricing prohibition described below;

▪	To accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consents;

▪	Subject to the other provisions of the Amended 2019 Plan, to make certain adjustments to outstanding awards and authorize the conversion, succession or substitution of awards; and

▪	To allow the purchase price of awards or shares of the Company’s common stock to be paid in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of the Company’s common stock or by a reduction of the number of shares deliverable pursuant to the awards, by services rendered by the recipient of the awards, by notice of third party payment or by cashless exercise, on such terms as the Administrator may authorize, or any other form permitted by law.

Eligibility

Persons eligible to receive awards under the Amended 2019 Plan include officers and employees of the Company or any of its subsidiaries, non-employee directors of the Company, and certain individual consultants who render bona fide services to the Company or any of its subsidiaries (other than services in connection with the offering or sale of securities or as a market maker or promoter of securities of the Company).

Authorized Shares

The number shares of Company common stock authorized for issuance pursuant to awards under the Amended 2019 Plan is 8,720,723, which is equal to the sum of (i) 6,900,000 shares of Company common stock, plus (ii) the shares of Company common stock available for issuance under the 2019 Plan upon approval of the Amended 2019 Plan on May 12, 2021, plus (iii) any shares that would have otherwise become available for issuance under the 2019 Plan as a result of forfeitures of outstanding awards made under the 2019 Plan and 2014 Plan. The Amended 2019 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the Amended 2019 Plan, except as may be required by the Administrator or applicable law or stock exchange rules.

The Amended 2019 Plan uses a fungible share design, pursuant to which shares delivered pursuant to options and stock appreciation rights count against the share reserve on a 1:1 basis, and shares delivered pursuant to all other awards count against the share reserve at a rate of 2.38 shares per share delivered under the award. Shares that are subject to or underlie awards that expire or for any reason are canceled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the Amended 2019 Plan are available for reissuance under the Amended 2019 Plan at the same rate as they would have been taken into account under the fungible share counting system described above. However, the Amended 2019 Plan prohibits liberal share recycling. Accordingly, shares tendered or withheld to satisfy the exercise price of options or tax withholding obligations, and shares covering the portion of exercised stock-settled SARs (regardless of the number of shares actually delivered), count against the share limit in accordance with the fungible share counting system described above.

Awards Under the Amended 2019 Plan

Because awards under the Amended 2019 Plan are granted in the discretion of the Board or a committee of the Board, the type, number, recipients and other terms of future awards cannot be determined at this time.

No Repricing

In no event will any adjustment be made to a stock option or stock appreciation right award under the Amended 2019 Plan (by amendment, cancellation and regrant, exchange for other awards or cash or other means) that would constitute a repricing of the per share exercise or base price of the award, unless such adjustment is approved by the shareholders of the Company. Adjustment made in accordance with the Amended 2019 Plan to reflect a stock split or similar event are not deemed to be a repricing.

Minimum Vesting Schedule

The Amended 2019 Plan requires a minimum one-year cliff vesting schedule for all equity award types under the Amended 2019 Plan. This minimum vesting schedule will apply to at least 95% of the shares authorized for grant under the Amended 2019 Plan.

Dividends and Dividend Equivalents

Accrued dividends or dividend equivalent amounts shall not be paid on performance-based awards unless and until the awards to which they relate become vested.

Types of Awards

The Amended 2019 Plan authorizes stock options, SARs, restricted stock, RSUs, PSUs and other forms of awards that may be granted or denominated in or otherwise determined by reference to the Company’s common stock, as well as cash awards. The Amended 2019 Plan provides flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Awards may, in certain cases, be paid or settled in cash.

▪	Stock Options

A stock option is a right to purchase shares of the Company’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of the Company’s common stock on the date of grant. The maximum term of an option is seven years from the date of grant. An option may be either an incentive stock option or a nonqualified stock option. Incentive stock options are taxed differently than nonqualified stock options and are subject to more restrictive terms under the Internal Revenue Code of 1986, as amended (the “Code”) and the Amended 2019 Plan. Incentive stock options may be granted only to employees of the Company or a subsidiary.

▪	Stock Appreciation Rights

A stock appreciation right is the right to receive payment in cash and/or common stock of an amount equal to the excess of the fair market value of shares of the Company’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price is established by the Administrator at the time of grant of the stock appreciation right and cannot be less than the fair market value of a share of the Company’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is seven years from the date of grant.

▪	Restricted Stock

Shares of restricted stock are shares of the Company’s common stock that are subject to forfeiture and to certain restrictions on sale, pledge, or other transfer by the recipient during a particular period of employment or service or until certain performance vesting conditions are satisfied (the “restricted period”). Subject to the restrictions provided in the applicable award agreement and the Amended 2019 Plan, a participant receiving restricted stock, and/or the fair market value of all or a portion of the restricted stock in cash, may have all of the rights of a shareholder as to such shares, including the right to vote and the right to receive dividends; provided, however, that dividends on shares subject to performance-based vesting shall be accrued and shall be paid only if the restricted stock to which they relate become vested.

▪	Restricted Stock Units

A restricted stock unit represents the right to receive one share of the Company’s common stock, or the fair market value of one share of common stock in cash, on a specific future vesting or payment date. Subject to the restrictions provided in the applicable award agreement and the Amended 2019 Plan, a participant receiving RSUs has no rights as a shareholder with respect to the RSUs until the shares of common stock are issued to the participant. RSUs may be granted with dividend equivalent rights. RSUs may be settled in cash if so provided in the applicable award agreement.

▪	Performance Stock Units

A performance stock unit (“PSU”) is a performance-based award that entitles the recipient to receive shares of the Company’s common stock, or the fair market value of some or all those shares in cash, based on attainment of one or more performance goals. Each PSU shall designate a target number of shares payable under the award, with the actual number of shares earned (if any) based on a formula set forth in the award agreement related to the attainment of one or more performance goals. Subject to the restrictions provided in the applicable award agreement and the Amended 2019 Plan, a participant receiving PSUs has no rights as a shareholder until the shares of common stock are issued to the participant. PSUs may be granted with dividend equivalent rights that are payable only if the underlying PSUs are earned. PSUs may be settled in cash if so provided in the applicable award agreement.

▪	Cash Awards

The Administrator, in its sole discretion, may grant cash awards, including without limitation discretionary awards, awards based on objective or subjective performance criteria, and awards subject to other vesting criteria.

▪	Other Awards

The other types of awards that may be granted under the Amended 2019 Plan include, without limitation, stock bonuses, and similar rights to purchase or acquire shares of the Company’s common stock, and similar securities with a value derived from the value of or related to the Company’s common stock or returns thereon.

Change of Control

In the event of a change of control (as defined in the Amended 2019 Plan), time-based awards shall become fully vested, and performance-based awards shall vest based on performance through the date of the change of control (with the Administrator making any adjustments necessary to accommodate the truncated performance period of such awards). In addition, the Administrator shall have full discretion to take whatever additional actions (not inconsistent with the accelerated vesting described above) it deems necessary or appropriate, including but not limited to the following actions: (1) provide for the assumption of such awards (or portions thereof) or the substitution of such awards (or portions thereof) with similar awards of the surviving or acquiring Company; (2) provide for the termination of outstanding awards; (3) provide for the cash-out and cancellation of any award (or portion thereof); and (4) take any other actions as the Administrator deems necessary or advisable in connection with such change of control transaction. The Administrator may take different actions with respect to different participants under the Amended 2019 Plan, different awards under the Amended 2019 Plan, and different portions of awards granted under the Amended 2019 Plan.

Transferability of Awards

Awards under the Amended 2019 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution, or pursuant to domestic relations orders, and with respect to awards with exercise features, are generally exercisable during the recipient’s lifetime only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, as long as such transfers comply with applicable federal and state securities laws and provided that any such transfers are not for consideration.

Adjustments

As is customary in plans of this nature, the share limits and the number and kind of shares available under the Amended 2019 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholders.

No Limit on Other Authority

The Amended 2019 Plan does not limit the authority of the Board or any committee to grant awards or authorize any other compensation, with or without reference to the Company’s common stock, under any other plan or authority.

Non-Competition and Clawback Policy

By accepting awards and as a condition to the exercise of awards and the enjoyment of any benefits of the Amended 2019 Plan, participants agree to be bound by any clawback policy adopted by the Company from time to time. Participants may also be subject to restrictive covenants if so required by the Administrator in any award agreement.

Awards to Directors

The Amended 2019 Plan is the exclusive vehicle for awards of cash and equity compensation to be paid or provided to the Company’s non-employee directors. Cash awards to non-employee directors may take any form determined by the Administrator in its sole and absolute discretion, including, but not limited to, retainers, committee fees, chairperson fees, per meeting fees, and special fees for committee service. Cash awards paid to any non-employee director may not exceed $400,000 in any fiscal year. Equity awards to non-employee directors may take any form determined by the Administrator in its sole and absolute discretion (other than incentive stock options). Equity awards granted to any non-employee director may not have a grant date fair value in excess of $400,000 in any fiscal year.

Termination of, or Changes to, the Amended 2019 Plan

The Administrator may amend or terminate the Amended 2019 Plan at any time and in any manner. Shareholder approval for an amendment will be required only to the extent then required by applicable law or any applicable stock exchange rules or as required to preserve the intended tax consequences of the Amended 2019 Plan. For example, shareholder approval is required for any proposed amendment to increase the maximum number of shares that may be delivered with respect to awards granted under the Amended 2019 Plan. Adjustments as a result of stock splits or similar events will not, however, be considered amendments requiring shareholder approval. Unless terminated earlier by the Board, the authority to grant new awards under the Amended 2019 Plan will terminate ten years after the date on which the Amended 2019 Plan was approved by the Board. Outstanding awards generally will continue following the expiration or termination of the Amended 2019 Plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

Certain Federal Tax Consequences

The following summary of the federal income tax consequences of awards under the Amended 2019 Plan is based upon federal income tax laws in effect on March 26, 2021. This summary does not purport to be complete, and does not discuss state, local or non-U.S. tax consequences. The tax consequences of individual awards may vary depending upon the particular circumstances applicable to any individual participant.

▪	Nonqualified Stock Options

The grant of a nonqualified stock option under the Amended 2019 Plan will not result in any federal income tax consequences to the participant or to the Company. Upon exercise of a nonqualified stock option, the participant will recognize ordinary compensation income equal to the excess of the fair market value of the shares of common stock at the time of exercise over the option exercise price. If the participant is an employee, this income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the income recognized by the participant, subject to possible limitations imposed by the Code, including Section 162(m) thereof. Any gain or loss on the participant’s subsequent disposition of the shares will be treated as long-term or short-term capital gain or loss, depending on the sales proceeds received and whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any subsequent capital gain.

▪	Incentive Stock Options

The grant of an incentive stock option (or “ISO”) under the Amended 2019 Plan will not result in any federal income tax consequences to the participant or to the Company. A participant recognizes no federal taxable income upon exercising an ISO (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise. In the event of a disposition of stock acquired upon exercise of an ISO, the tax consequences depend upon how long the participant has held the shares. If the participant does not dispose of the shares within two years after the ISO was granted, nor within one year after the ISO was exercised, the participant will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The Company is not entitled to any deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods (referred to as a “disqualifying disposition”), he or she will recognize ordinary compensation income in the year of the disposition. The amount of ordinary compensation income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock at the time of exercise and the exercise price. Such amount is not subject to withholding for federal income and employment tax purposes, even if the participant is an employee of the Company. Any gain in excess of the amount taxed as ordinary income will generally be treated as a short-term capital gain. The Company, in the year of the disqualifying disposition, is entitled to a deduction equal to the amount of ordinary compensation income recognized by the participant, subject to possible limitations imposed by the Code, including Section 162(m) thereof.

The “spread” under an ISO (i.e., the difference between the fair market value of the shares at exercise and the exercise price) is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If a participant’s alternative minimum tax liability exceeds such participant’s regular income tax liability, the participant will owe the alternative minimum tax liability.

▪	Restricted Stock

Restricted stock is generally taxable to the participant as ordinary compensation income on the date that the restrictions lapse (i.e. the date that the stock vests), in an amount equal to the excess of the fair market value of the shares on such date over the amount paid for such stock (if any). If the participant is an employee, this income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the ordinary income recognized by the participant, subject to possible limitations imposed by the Code, including Section 162(m) thereof. Any gain or loss on the participant’s subsequent disposition of the shares will be treated as long-term or short-term capital gain or loss depending on the sales price and how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any subsequent gain.

Participants receiving restricted stock awards may make an election under Section 83(b) of the Code (a “Section 83(b) Election”) to recognize as ordinary compensation income in the year that such restricted stock is granted in an amount equal to the excess of the fair market value on the date of the issuance of the stock over the amount paid for such stock. If the participant is an employee, this income is subject to withholding for federal income and employment tax purposes. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long-term or short-term capital gain or loss to the recipient. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Section 83(b) Election. The Section 83(b) Election must be made within 30 days from the time the restricted stock is issued. The Company is entitled to a deduction equal to the amount of income taken into account as a result of the Section 83(b) Election, subject to possible limitations imposed by the Code, including Section 162(m) thereof.

To the extent dividends are paid while the restrictions on the stock are in effect, any such dividends will be taxable to the participant as ordinary income (and will be treated as additional wages for federal income and employment tax withholding purposes, if the recipient is an employee) and will be deductible by the Company (subject to possible limitations imposed by the Code, including Section 162(m) thereof), unless the participant has made a Section 83(b) Election, in which case the dividends will generally be taxed at dividend rates and will not be deductible by the Company.

▪	Other Awards

Other awards (such as RSUs and PSUs) are generally treated as ordinary compensation income as and when common stock or cash are paid to the participant upon vesting or settlement of such awards. If the participant is an employee, this income is subject to withholding for income and employment tax purposes. The Company is generally entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient, subject to possible limitations imposed by the Code, including Section 162(m) thereof.

Section 409A of the Internal Revenue Code

Section 409A of the Code provides certain requirements for the deferral and payment of deferred compensation arrangements. In the event that any award under the Amended 2019 Plan is deemed to be a deferred compensation arrangement, and if such arrangement does not comply with Section 409A of the Code, the recipient of such award will recognize ordinary income once such award is vested, as opposed to at the time or times set forth above. In addition, the amount taxable will be subject to an additional 20% federal income tax along with other potential taxes and penalties. It is intended, although not guaranteed, that all awards issued under the Amended 2019 Plan will either be exempt from or compliant with the requirements of Section 409A of the Code.